FILED PURSUANT TO GENERAL INSTRUCTION II.L OF FORM F-10
FILE NO. 333-104275

                              PROSPECTUS SUPPLEMENT
            To Short Form Base Shelf Prospectus Dated August 4, 2003

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base prospectus dated August 4, 2003 (the "Prospectus") to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Secondary Offering                                                April 20, 2004
------------------
                                  [AXCAN LOGO]

                                AXCAN PHARMA INC.
          US$125,000,000 4 1/4% Convertible Subordinated Notes due 2008
                             8,924,113 Common Shares

Axcan Pharma Inc. ("Axcan") issued and sold on March 5, 2003 US$125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008 (the "Notes"), on a private placement basis, at an issue price of $1,000 per Note. Under limited circumstances, the Notes are initially convertible into 8,924,113 common shares. This supplement to the Prospectus (the "Prospectus Supplement") may be used by selling security holders ("Securityholders") in connection with resales of Notes and the common shares issuable upon conversion of the Notes (collectively, the "Securities").

The Notes are currently eligible for trading on the PORTAL market of the National Association of Securities Dealers, Inc. The common shares are listed on the Toronto Stock Exchange Inc. (the "TSX") under the symbol "AXP" and on the Nasdaq National Market ("Nasdaq") under the symbol "AXCA".

Investing in the Notes or the common shares involves risks. Please carefully consider the "Risk Factors" beginning on page 1 of the Prospectus.

The Securities may be offered by Securityholders in negotiated transactions or otherwise, to or through underwriters or dealers purchasing as principals or directly to purchasers at varying prices determined at the time of the sale or at negotiated prices. In addition, the common shares may be offered from time to time through ordinary brokerage transactions on the Nasdaq and the TSX. In the United States, Securityholders may be deemed to be "underwriters" as defined in the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). Any resale of the Securities in the Province of Quebec will be undertaken pursuant to the applicable provisions of the Securities Act (Quebec). Any profits realized by Securityholders in the United States may be deemed to be underwriting compensation. If the Securityholders use any broker-dealers, any commissions paid to underwriters or dealers and, if underwriters or dealers purchase any Securities as principals, any profits received by such underwriters or dealers on the resale of the Securities may be deemed to be underwriting compensation under the U.S. Securities Act.

Axcan will not receive any of the proceeds from the resale of the Securities by any of the Securityholders.

The earnings coverage of Axcan for the 12 months ended December 31, 2003 was 5.5 to one in accordance with Canadian GAAP and 7.3 to one in accordance with U.S. GAAP. See "Earnings Coverage".

This Prospectus Supplement and the accompanying Prospectus are filed in Canada and, in the United States, by a "foreign private issuer" as defined by the U.S. Securities Act, that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with applicable Canadian disclosure requirements. Prospective United States investors should be aware that such requirements are different from those of the United States.

Neither the U.S. Securities and Exchange Commission ("SEC") nor any U.S. State securities regulator has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                Page
                                ----

PLAN OF DISTRIBUTION..................2
RECENT DEVELOPMENTS...................2
EARNINGS COVERAGE.....................2
INCORPORATION BY REFERENCE............3


Prospectus                      Page
----------                      ----

Trademarks............................i
Forward-Looking Statements............ii   Description of Share Capital.....55
Risk Factors..........................1    Transfer Agent and Registrar.....58
Use of Proceeds.......................12   Plan of Distribution.............59
Capitalization........................12   Legal Matters....................62
Dividend Policy.......................12   Independent Auditors.............62
Earnings Coverage.....................13   Purchasers' Statutory Rights.....62
Business..............................15   Incorporation by Reference.......63
Description of Credit Agreement.......24   Additional Information...........65
Description of Notes..................26   Certificate of Axcan.............C-1
Certain Income Tax Considerations.....47   Schedule "A".....................S-1

This document is in two parts. The first part is this Prospectus Supplement which updates information contained in the accompanying Prospectus dated August 4, 2003 as supplemented by the prospectus supplement dated August 20, 2003 (the "First Supplement"), the prospectus supplement dated October 10, 2003 (the "Second Supplement"), the prospectus supplement dated December 17, 2003 (the "Third Supplement"), the prospectus supplement dated January 30, 2004 (the "Fourth Supplement"), the prospectus supplement dated March 28, 2004 (the "Fifth Supplement") and the documents incorporated by reference therein. The second part is the accompanying Prospectus which gives more general information.

Only the information contained or incorporated by reference in the accompanying Prospectus, including the First Supplement, the Second Supplement, the Third Supplement, the Fourth Supplement, the Fifth Supplement and this Prospectus Supplement, should be relied upon. Axcan has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Securities may not be sold in any jurisdiction where the sale is not permitted. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Prospectus, the First Supplement, the Second Supplement, the Third Supplement, the Fourth Supplement, the Fifth Supplement and the documents incorporated by reference in the Prospectus is accurate only as of their respective dates. Axcan's business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise stated in this Prospectus Supplement, all dollar amounts appearing in this Prospectus Supplement are stated in the lawful currency of the United States of America and "Axcan," "we," "us" and "our" refer to Axcan Pharma Inc. and its direct and indirect subsidiaries.

                         ------------------------------

Plan of Distribution

The Securityholders listed in Schedule A to this Prospectus Supplement have delivered a completed selling securityholders' questionnaire to us and may sell at any time, or from time to time, pursuant to this Prospectus Supplement and the accompanying Prospectus, the aggregate principal amount of the Notes set forth in Schedule A to this Prospectus Supplement, and the aggregate principal amount payable of the Notes held by such Securityholders shall thereafter be reduced to the extent of such sales. The Notes held by the Securityholders were either acquired by them upon the issuance of the Notes on March 5, 2003 at a price of $1,000 per Note, or in subsequent transactions thereafter at varying prices.

Recent Developments

Axcan Received European Approval for PHOTOBARR

Axcan announced on March 30, 2004 that the European Commission has adopted the positive opinion of the Committee of Proprietary Medicinal Products ("CPMP") of the European Agency for the Evaluation of Medicinal Products resulting in the issuance of a Marketing Authorization to Axcan for use in the European Union of its photodynamic therapy ("PDT"), PHOTOBARR (porfimer sodium), in the ablation of High- Grade Dysplasia associated with Barrett's Esophagus. PHOTOBARR PDT was also granted an orphan medical product status at the time of its submission, which guarantees Axcan exclusive marketing rights for PHOTOBARR PDT in the European Union for a ten-year period.

It is estimated that High-Grade Dysplasia associated with Barrett's Esophagus affects 25,000 to 35,000 people in Europe, and an additional 5,000 to 7,000 people in Europe are diagnosed with this condition each year.

Photodynamic Therapy using porfimer sodium as a photosensitizer was approved and recently launched in North America under the brand PHOTOFRIN PDT, for the ablation of High-Grade Dysplasia associated with Barrett's Esophagus.

Barrett's Esophagus is a condition in which the normal lining of the lower part of the esophagus is replaced over time by the type of lining that is normally present in the stomach. Usually Barrett's Esophagus develops during the process of healing after a chronic injury to the esophageal mucosa, such as the injury caused by reflux of gastric juice in the esophagus. Continued reflux may cause dysplastic changes progressing from low-grade to High-Grade Dysplasia. Such dysplasia may lead to esophageal adenocarcinoma, which is a life-threatening condition.

Earnings Coverage

The following consolidated earnings coverage ratios have been calculated for the 12-month periods ended December 31, 2002 and December 31, 2003 and give effect to the issuance of the Notes. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods. The information presented herein for the 12-month periods ended December 31, 2002 and December 31, 2003 is based on unaudited financial information.

The Canadian GAAP earnings coverage ratios have been calculated based on amounts determined under Canadian GAAP, which include $4.3 million of implicit interest, a non-cash expense.

                                                   Canadian GAAP                          US GAAP
                                            ----------------------------       -------------------------------
                                             12 Months       12 Months          12 Months         12 Months
                                               Ended           Ended              Ended             Ended
                                            December 30,    December 30,       December 30,       December 30,
                                               2002            2003               2002               2003
                                            ------------    ------------       ------------       ------------

Pro forma interest
requirements(1)(2)..................            11.0            10.2                6.5               5.9
Pro forma earnings before interest
expense and income taxes (1)(3).....            37.6            55.6               37.1              43.2
Earnings coverage ..................             3.4             5.5                5.7               7.3
----------------------------------------
Notes

(1) In millions of US dollars.

(2) Pro forma interest requirements are detailed as follows:

Financial expenses as per financial statements.  1.2             9.1                1.2               5.8
Amortization of issue expense included in
interest............................              -             (0.9)                -               (0.9)
Interest on debentures..............             5.3             1.0                5.3               1.0
Implicit interest...................             4.5             1.0                 -                 -
                                           ------------    ------------       ------------       ------------
Pro forma interest requirements.....            11.0            10.2                6.5               5.9
                                           ============    ============       ============       ============

(3) Pro forma earnings before interest expense and income taxes are detailed as follows:

Net earnings as per financial
statements..........................            23.9            31.5                24.1             23.8
Income taxes........................            13.4            16.0                12.7             14.6
Financial expense...................             1.2             9.1                 1.2              5.8
Amortization of issue expense.......            (0.9)           (1.0)               (0.9)            (1.0)
                                           ------------    ------------       ------------       ------------
Pro forma earnings before interest
expense and income taxes............            37.6            55.6                37.1             43.2
                                           ============    ============       ============       ============


Under U.S. GAAP, our interest requirements amounted to $5.9 million on a pro forma basis for the 12 months ended December 31, 2003, and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro forma interest requirements, for the 12-month period ended December 31, 2003 was
7.3 to one.

Under Canadian GAAP, our interest requirements amounted to $10.2 million on a pro forma basis for the 12 months ended December 31, 2003, and our earnings coverage ratio for the 12-month period ended December 31, 2003 was 5.5 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $4.3 million as required by Canadian GAAP.

Incorporation by Reference

The following documents, filed with the securities regulatory authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference and form an integral part of the accompanying Prospectus, as supplemented by this Prospectus Supplement:

(a) our unaudited comparative consolidated financial statements in Canadian GAAP for the three- month period ended December 31, 2003;

(b) our unaudited comparative consolidated financial statements in U.S. GAAP for the three-month period ended December 31, 2003;

(c) our audited comparative consolidated financial statements in Canadian GAAP for the year ended September 30, 2003, as well as the auditor's report thereon contained in our annual report for the year ended September 30, 2003;

(d) our audited comparative consolidated financial statements in U.S. GAAP for the year ended September 30, 2003, as well as the auditor's report thereon;

(e) management's discussion and analysis of operating results and financial position for the year ended September 30, 2003 contained in our annual report for the year ended September 30, 2003;

(f) our annual information form dated February 20, 2004 for the year ended September 30, 2003;

(g) the management proxy solicitation circular dated January 22, 2004 for the annual meeting of the shareholders held on February 19, 2004, with the exception of the headings "Statement of Corporate Governance-Composition of the Compensation Committee," "Statement of Corporate Governance-Compensation Committee Report," "Statement of Corporate Governance-Performance Graph;" and "Corporate Governance";

(h) the material change reports and press releases dated October 6, 2003 (we announced the receipt of a not approvable letter for HELICIDE from the
     FDA); October 9, 2003 (we announced the acquisition of a line of gastrointestinal products from Aventis); November 11, 2003 (we announced results for the fourth quarter and fiscal 2003); November 13, 2003 (we announced that our common shares have been added to the Nasdaq Biotechnology Index); January 8, 2004 (we announced a revision and increase in the diluted income per share); January 22, 2004 (we announced that the FDA has agreed that no Phase II studies are required for ITAX); and February 5, 2004 (we announced operating results for the first quarter).

Any document of the type referred to above and any material change report filed by us with the securities regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the end of the distribution shall under this Prospectus Supplement be deemed to be incorporated by reference in the Prospectus.

Any statement contained in this Prospectus Supplement, the accompanying Prospectus, the First Supplement, the Second Supplement, the Third Supplement, the Fourth Supplement, the Fifth Supplement and in a document incorporated or deemed to be incorporated by reference in the Prospectus for the purpose of this distribution shall be deemed to be modified or superseded, for the purposes of the Prospectus, to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference in the Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of the Prospectus.

                                   SCHEDULE A

================================================================================

Selling Securityholder    Registered Holder   Number of notes    Amount of notes
                                                   held                held
                                                                      ($USD)
----------------------    -----------------   ---------------    ---------------
City University of New    J.P. Morgan Chase             97            97,000
York
--------------------------------------------------------------------------------
TOTAL:                                                                97,000
--------------------------------------------------------------------------------